a2a
energie in comune

RECEIVED
2009 MAY -6 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

[redacted]

09046126

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 30, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

P // Maria Angela Nardone //

Encl.

5/18

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

Milan, 30 April 2009 – A2A S.p.A. today received the tax office (Agenzia delle Entrate) notice of orders for the recovery of presumed government funding received in the period 1996-1999 and declared in contravention of European Union regulations.

Specifically, this relates to funding received in the form of tax concessions granted at the time to the municipalized companies that were being transformed into public limited companies (the so-called *fiscal moratorium*).

The amount in addition to the sum requested in recovery and paid in 2007, totals approximately 65 million euros including interest.

According to the applicable regulations on this matter, payment of the sum requested must be made irrevocably within thirty days of notification of the order.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu